SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 28, 2007

By: [signature]
Michael Nunnelee, Senior Vice President

Index to Exhibits

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (no. 333-56632) on Form S-8 of City National Corporation of our report dated June 27, 2008 with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedules, which report appears in the December 31, 2007 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 27, 2008

KPMG

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedules

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 27, 2008

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

		2007	2006
Investments, at fair value:			
Cash equivalents	$	24,103,365	22,008,079
Mutual funds		232,714,434	201,389,161
Common stock		62,493,614	75,159,152
Preferred stock		92,609	60,978
Government and agency securities		31,823	285,172
Corporate debt		200,607	79,812
Common collective trusts		307,079	127,100
Participant loans		7,915,200	6,543,123
Total investments		327,858,731	305,652,577
Receivables:			
Employer contribution		10,702,756	9,613,239
Participant contributions		—	5,834
Accrued interest		137,174	90,748
Total receivables		10,839,930	9,709,821
Noninterest-bearing cash		614,765	386,225
Net assets available for benefits at fair value		339,313,426	315,748,623
Adjustment to contract value from fair value for fully benefit-responsive investment contracts		2,414	2,501
Net assets available for benefits	$	339,315,840	315,751,124

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

		2007	2006
Additions to net assets attributable to:			
Investment income:			
Interest	$	1,593,345	1,460,237
Dividends		7,124,571	5,547,109
Net appreciation in fair value of investments		121,467	17,356,180
Total investment income		8,839,383	24,363,526
Contributions:			
Employer		14,200,860	12,683,409
Participants		19,566,759	17,792,327
Total contributions		33,767,619	30,475,736
Total additions		42,607,002	54,839,262
Deductions from net assets attributable to:			
Benefits paid to participants		18,964,814	22,319,485
Excess contributions		4,152	—
Administrative expenses		73,320	60,014
Total deductions		19,042,286	22,379,499
Increase in net assets		23,564,716	32,459,763
Net assets available for benefits:			
Beginning of the year		315,751,124	283,291,361
End of the year	$	339,315,840	315,751,124

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee is comprised of officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the Company's growth in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Net Profits reduced by matching contributions made for such Plan year (which are not made by forfeitures). For the years ended December 31, 2007 and 2006, a profit sharing contribution of 6% of each participant's eligible compensation was approved. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible Compensation as defined, but not to exceed the dollar amount allowed by law, which was $15,500 and $15,000 for 2007 and 2006, respectively. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,000 for 2007 and 2006. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(Continued)

(d) Vesting

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $5 and $327,699, respectively. During 2007 and 2006, the total amount forfeited was $718,939 and $1,387,947, respectively. Interest earned during 2007 was $4,512. During 2007 and 2006, $1,051,145 and $1,072,260, respectively, were used to offset matching contributions.

(e) Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or inkind in accordance with the participant's election and Plan provisions.

(f) Participant Loans

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 5% to 10% and maturity dates ranged from January 2008 to August 2022 on outstanding loan balances for the year ended December 31, 2007. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g) Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h) Plan Amendments

The Plan was amended effective for Plan years beginning after December 31, 2006 to: (1) accept Roth employee deferrals, which are allocated to a separate account maintained for such deferrals; and (2) accept rollover contributions of Roth employee deferrals from applicable retirement plans described in Section 401A(e)(1) of the IRC.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported by fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts in the collective trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(Continued)

(b) ***New Accounting Pronouncement***

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) ***Investment Valuation and Income Recognition***

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Plan's investment in the CNI Charter Funds Prime Money Market Fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(f) ***Administrative Expenses***

A portion of the administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions. In addition, certain administrative expenses of the Plan are paid through mutual fund servicing fees received by City National Bank from the mutual funds in which the Plan assets are invested.

(Continued)

(g) ***Risks and Uncertainties***

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(h) ***Concentration of Credit Risk***

Investment in the common stock of City National Corporation comprises approximately 18% and 23% of the Plan's investments as of December 31, 2007 and 2006, respectively.

(3) Investments

The following table presents the fair value of investments as of December 31, 2007 and 2006, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2007		2006
City National Corporation common stock	$	58,669,672		71,648,062
Dreyfus S&P 500 Index Fund #078		23,657,486		21,478,074
CNI Charter Funds Prime Money Market Fund		24,103,365		21,046,098
AIM Intermediate Government A #1560		22,828,923		19,178,432
American Europacific Growth-R4		23,766,412		19,107,620
CNI Charter Large Cap Value Equity – Instl #253		20,381,736		18,556,406
Calamos Growth Fd Cl A #606		18,048,290	*	—
Royce Value Plus Fd Sv CL#292		17,450,171	*	—
All other investments less than 5%		118,952,676		134,637,885
Total	$	327,858,731		305,652,577

* Investment option was not available in 2006.

(Continued)

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, government and agency securities, and other investments appreciated in value by $121,467 and $17,356,180, respectively, as follows:

Investment		2007	2006
Mutual funds	$	11,618,350	18,135,452
Common stock		(11,519,595)	(783,807)
Preferred stock		(13,627)	1,110
Government and agency securities		720	(492)
Corporate debt		206	1,235
Common collective trust		6,030	3,520
Other		29,383	(838)
Total	$	121,467	17,356,180

(4) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNI Charter Funds. Such fees offset, in part, administrative expenses of the Plan.

(5) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants reported in the financial statements for the year ended December 2007 and 2006 to Form 5500:

		2007	2006
Benefits paid to participants reported in the financial statements	$	18,964,814	22,319,485
Less prior year amounts allocated to withdrawing participants		(95,953)	95,953
Benefits paid to participants per Form 5500	$	18,868,861	22,415,438

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

(7) Prohibited Transactions

During the year ended December 31, 2006, the Company failed to remit to the Plan's trustee certain participant contributions totaling $10,562 within the period prescribed by the Department of Labor Regulations. Such transactions are identified in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions. The Company deposited the late contributions in 2006 and made full restorative earnings of $587 and $1 to participants in June 2007 and September 2006, respectively.

(8) Subsequent Event

Subsequent to December 31, 2007, the fair value of units held by the Plan in the Company's common stock decreased from $59.55 with 985,217 units held as of December 31, 2007 to $41.25 with 1,075,385 units held as of June 25, 2008.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	Cash equivalents:				
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	161,390	shares	$ 161,390
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	1,871	shares	1,871
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	11,029	shares	11,029
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	80,468	shares	80,468
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	27,792	shares	27,792
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	6,257	shares	6,256
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	40,221	shares	40,221
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	232,956	shares	232,955
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	4,963	shares	4,963
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	73,060	shares	73,059
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	123,342	shares	123,342
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	324	shares	324
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	9,807	shares	9,807
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	284,619	shares	284,619
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	9,507	shares	9,507
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	50,576	shares	50,576
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	340	shares	340
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	2,830	shares	2,830
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	638	shares	638
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	460	shares	459
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	951	shares	950
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	25,972	shares	25,972
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	31,867	shares	31,867
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	25,111	shares	25,111
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	3,200	shares	3,199
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	46	shares	46
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	10,753	shares	10,753
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	43	shares	43
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	21,609	shares	21,609
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	11,583	shares	11,583
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	41,702	shares	41,702
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	17,966	shares	17,966
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	267	shares	267
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	510	shares	510
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	233,593	shares	233,593
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	581	shares	581
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	5,216	shares	5,216
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	19,967	shares	19,967
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	208	shares	208
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	47,252	shares	47,252
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	3	shares	3
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	13,283	shares	13,283
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	15,817	shares	15,817
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	965	shares	965
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	2,250	shares	2,250
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	385	shares	385
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	29	shares	29
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	179,909	shares	179,909
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	10,991	shares	10,991
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	22,699	shares	22,699
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	359,195	shares	359,195
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	21,876,998	shares	21,876,998
	Total cash equivalents				24,103,365
	Government and agencies:				
	US TREASURY NOTES	US TREASURY NOTES 4.875% 2/15/12	30,000	shares	31,823
	Total government and agencies				31,823
	Corporate obligations:				
	BANK ONE CORP NT	BANK ONE CORP NT 6.000% 8/01/08	30,000	shares	30,155
	BRANCH BKG & TR	BRANCH BKG & TR 5.625% 9/15/16	25,000	shares	24,458
	CIT GROUP INC	CIT GROUP INC 5.000% 11/15/09	100,000	shares	99,330
	DRESDNER BK N Y DEB	DRESDNER BK N Y DEB 7.250% 9/15/15	15,000	shares	15,943
	FORD MTR CREDIT NT	FORD MTR CREDIT NT 7.250% 10/25/11	20,000	shares	17,323
	GEN DYNAMICS CORP NT	GEN DYNAMICS CORP NT 5.375% 8/15/15	13,000	shares	13,377
	HARVEST ENERGY TRUST	HARVEST ENERGY TRUST UNIT	1	shares	21
	Total corporate obligations				200,607

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			(e) Current value
	Preferred stocks:					
	FORD MOTOR CREDIT CO	FORD MOTOR CREDIT CO 7.600% PFD	1,500	shares	$	27,671
	ING GROEP N V SER 6.	ING GROEP N V SER 6.200% PERP PFD	1,750	shares		34,125
	NATL RURAL UTILS COO	NATL RURAL UTILS COOP FIN 6.100% PFD	1,400	shares		29,750
	SEARS ROEBUCK ACCEP	SEARS ROEBUCK ACCEP CORP 7.400% PFD	50	shares		1,063
	Total preferred stocks					92,609
	Common stocks:					
	3M COMPANY COM	3M COMPANY COM	260	shares		21,923
	AASTROM BIOSCIENCES	AASTROM BIOSCIENCES INC COM	5,000	shares		2,600
	ABB LTD SPONS ADR	ABB LTD SPONS ADR	2,500	shares		72,000
	ABBOTT LABORATORIES	ABBOTT LABORATORIES COM	100	shares		5,615
	ACCELRYS INC COM	ACCELRYS INC COM	600	shares		4,518
	ACE LTD ADR	ACE LTD ADR	410	shares		25,330
	ADOBE SYSTEMS COM	ADOBE SYSTEMS COM	100	shares		4,273
	ADVANCED MICRO DEVIC	ADVANCED MICRO DEVICES INC COM	200	shares		1,500
	AES CORP COM	AES CORP COM	10	shares		214
	AFLAC CORP COM	AFLAC CORP COM	100	shares		6,263
	AKAMAI TECH INC COM	AKAMAI TECH INC COM	100	shares		3,460
	ALCATEL-LUCENT SP AD	ALCATEL-LUCENT SP ADR	976	shares		7,144
	ALCATEL-LUCENT SP AD	ALCATEL-LUCENT SP ADR	48	shares		351
	ALLIED IRISH BANKS S	ALLIED IRISH BANKS SPONS ADR	8	shares		368
	ALTRIA GROUP INC COM	ALTRIA GROUP INC COM	100	shares		7,558
	ALUMINUM CORP CHINA	ALUMINUM CORP CHINA LTD SPONS ADR	41	shares		2,076
	ALUMINUM CORP CHINA	ALUMINUM CORP CHINA LTD SPONS ADR	300	shares		15,192
	AMDOCS LTD ADR	AMDOCS LTD ADR	100	shares		3,447
	AMERICAN FINANCIAL G	AMERICAN FINANCIAL GROUP INC COM	480	shares		13,862
	AMERICAN INTL GROUP	AMERICAN INTL GROUP INC COM	200	shares		11,660
	AMERICAN ITALIAN PAS	AMERICAN ITALIAN PASTA CO CL A	100	shares		700
	AMGEN INC COM	AMGEN INC COM	250	shares		11,610
	ANADARKO PETROLEUM C	ANADARKO PETROLEUM CORP COM	290	shares		19,050
	ANHEUSER BUSCH COS I	ANHEUSER BUSCH COS INC COM	400	shares		20,936
	APPLE INC COM	APPLE INC COM	500	shares		99,040
	APPLE INC COM	APPLE INC COM	85	shares		16,837
	APPLE INC COM	APPLE INC COM	20	shares		3,961
	APPLE INC COM	APPLE INC COM	1,000	shares		198,080
	AQUILA INC DEL NEW C	AQUILA INC DEL NEW COM	18	shares		67
	ARADIGM CORP COM	ARADIGM CORP COM	90	shares		137
	ARCHER DANIELS MIDLA	ARCHER DANIELS MIDLAND COM	100	shares		4,643
	ARCHER DANIELS MIDLA	ARCHER DANIELS MIDLAND COM	300	shares		13,929
	ARIBA INC COM NEW	ARIBA INC COM NEW	8	shares		89
	ARTISTDIRECT INC NEW	ARTISTDIRECT INC NEW COM	80	shares		30
	AT & T INC COM	AT & T INC COM	100	shares		4,156
	AT & T INC COM	AT & T INC COM	36	shares		1,477
	AT & T INC COM	AT & T INC COM	50	shares		2,078
	ATMEL CORP COM	ATMEL CORP COM	5,000	shares		21,600
	AVID TECH INC COM	AVID TECH INC COM	130	shares		3,684
	AVID TECH INC COM	AVID TECH INC COM	8	shares		227
	AVIS BUDGET GROUP IN	AVIS BUDGET GROUP INC COM	56	shares		728
	BAIDU.COM INC ADR	BAIDU.COM INC ADR	5	shares		1,949
	BAIDU.COM INC ADR	BAIDU.COM INC ADR	12	shares		4,677
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	40	shares		1,650
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	360	shares		14,854
	BARNES & NOBLE INC C	BARNES & NOBLE INC COM	370	shares		12,746
	BARRICK GOLD CORP CO	BARRICK GOLD CORP COM	580	shares		24,389
	BEACON POWER CORP CO	BEACON POWER CORP COM	900	shares		1,368
	BED BATH & BEYOND IN	BED BATH & BEYOND INC COM	208	shares		6,113
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL B	4	shares		18,944
	BHP BILLITON LTD ADR	BHP BILLITON LTD ADR	120	shares		8,405
	BIOCUREX INC COM	BIOCUREX INC COM	9,500	shares		6,555
	BJ SERVICES CO COM	BJ SERVICES CO COM	200	shares		4,852
	BOLT TECHNOLOGY CORP	BOLT TECHNOLOGY CORP COM	90	shares		3,418
	BP PLC SPONS ADR	BP PLC SPONS ADR	280	shares		20,487
	BRINKER INTL INC COM	BRINKER INTL INC COM	100	shares		1,956
	BUILDING MATLS HLDG	BUILDING MATLS HLDG CORP COM	10	shares		55
	CANADIAN SOLAR INC C	CANADIAN SOLAR INC COM	500	shares		14,075
	CANETIC RESOURCES TR	CANETIC RESOURCES TRUST COM	2,800	shares		37,604
	CANETIC RESOURCES TR	CANETIC RESOURCES TRUST COM	3,000	shares		40,290
	CANETIC RESOURCES TR	CANETIC RESOURCES TRUST COM	338	shares		4,545

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			(e) Current value
	CARIBOU COFFEE INC C	CARIBOU COFFEE INC COM	500	shares	$	2,005
	CERNER CORP COM	CERNER CORP COM	300	shares		16,920
	CHARTER COMMUNICATIO	CHARTER COMMUNICATIONS INC CL A	8,616	shares		10,081
	CHEVRON CORP COM	CHEVRON CORP COM	140	shares		13,066
	CISCO SYSTEMS INC CO	CISCO SYSTEMS INC COM	200	shares		5,414
	CISCO SYSTEMS INC CO	CISCO SYSTEMS INC COM	100	shares		2,707
	CIT GROUP INC NEW CO	CIT GROUP INC NEW COM	250	shares		6,007
	CITADEL BROADCASTING	CITADEL BROADCASTING CORF	422	shares		869
	CITADEL BROADCASTING	CITADEL BROADCASTING CORF	18	shares		37
	CITADEL BROADCASTING	CITADEL BROADCASTING CORF	3	shares		6
	CITADEL BROADCASTING	CITADEL BROADCASTING CORF	30	shares		62
	CITIGROUP INC COM	CITIGROUP INC COM	1,000	shares		29,440
	CITIGROUP INC COM	CITIGROUP INC COM	100	shares		2,944
	CITIGROUP INC COM	CITIGROUP INC COM	200	shares		5,888
*	CITY NATIONAL CORP C	CITY NATIONAL CORP COM	100	shares		5,955
*	CITY NATIONAL CORP C	CITY NATIONAL CORP COM	1,400	shares		83,370
*	CITY NATIONAL CORP C	CITY NATIONAL CORP COM	1,000	shares		59,550
*	CITY NATIONAL CORP C	CITY NATIONAL CORP COM	985,217	shares		58,669,672
	CLEAR CHANNEL COMMUN	CLEAR CHANNEL COMMUNICATIONS INC COM	206	shares		7,107
	CLEARWIRE CORP CL A	CLEARWIRE CORP CL A COM	150	shares		2,056
	CLINICAL DATA INC CC	CLINICAL DATA INC COM	390	shares		8,677
	CMGI INC COM	CMGI INC COM	10	shares		131
	COGNIZANT TECHNOLOGY	COGNIZANT TECHNOLOGY SOLUTIONS CL A	275	shares		9,333
	COGNIZANT TECHNOLOGY	COGNIZANT TECHNOLOGY SOLUTIONS CL A	16	shares		543
	COMBIMATRIX CORP COM	COMBIMATRIX CORP COM	100	shares		758
	COMCAST CORP NEW SPE	COMCAST CORP NEW SPECIAL CL A NON-VT	750	shares		13,590
	COMPANHIA VALE DO RI	COMPANHIA VALE DO RIO DOCE SPONS ADR	60	shares		1,960
	COMSTOCK HOMEBUILDIN	COMSTOCK HOMEBUILDING COS CL A COM	400	shares		264
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	120	shares		10,596
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	100	shares		8,830
	COOPER TIRE & RUBBER	COOPER TIRE & RUBBER CO COM	150	shares		2,487
	COPA HOLDINGS SA CL	COPA HOLDINGS SA CL A	51	shares		1,916
	COSTCO WHOLESALE COR	COSTCO WHOLESALE CORP NEW COM	156	shares		10,883
	COSTCO WHOLESALE COR	COSTCO WHOLESALE CORP NEW COM	330	shares		23,021
	COUNTRYWIDE FINANCIA	COUNTRYWIDE FINANCIAL CORP COM	2,000	shares		17,880
	COUNTRYWIDE FINANCIA	COUNTRYWIDE FINANCIAL CORP COM	1,000	shares		8,940
	COVIDIEN LTD COM	COVIDIEN LTD COM	25	shares		1,107
	CROCS INC COM	CROCS INC COM	1,000	shares		36,810
	CUMMINS ENGINE INC C	CUMMINS ENGINE INC COM	10	shares		1,274
	CUMULUS MEDIA INC CL	CUMULUS MEDIA INC CL A	600	shares		4,824
	CVS/CAREMARK CORP CO	CVS/CAREMARK CORP COM	100	shares		3,975
	CVS/CAREMARK CORP CO	CVS/CAREMARK CORP COM	150	shares		5,963
	D R HORTON INC COM	D R HORTON INC COM	25	shares		329
	DAKTRONICS INC COM	DAKTRONICS INC COM	100	shares		2,257
	DAKTRONICS INC COM	DAKTRONICS INC COM	100	shares		2,257
	DANA CORP COM	DANA CORP COM	700	shares		17
	DEEP ROCK OIL & GAS	DEEP ROCK OIL & GAS INC COM	10,001	shares		140
	DELL INC COM	DELL INC COM	60	shares		1,470
	DENBURY RESOURCES IN	DENBURY RESOURCES INC NEW DEL COM	100	shares		2,975
	DOLBY LABORATORIES I	DOLBY LABORATORIES INC CL A	248	shares		12,330
	DOMINION RESOURCES I	DOMINION RESOURCES INC VA COM	260	shares		12,337
	DRS TECHNOLOGIES INC	DRS TECHNOLOGIES INC COM	50	shares		2,713
	DXP ENTERPRISES INC	DXP ENTERPRISES INC COM	50	shares		2,334
	E FUTURE INFORMATION	E FUTURE INFORMATION TECH INC COM	300	shares		5,709
	E*TRADE FINANCIAL CC	E*TRADE FINANCIAL CORP COM	1,000	shares		3,550
	EAGLE MATERIALS INC	EAGLE MATERIALS INC COM	15	shares		532
	EBAY INC COM	EBAY INC COM	100	shares		3,319
	EMC CORP MASS COM	EMC CORP MASS COM	500	shares		9,265
	EMC CORP MASS COM	EMC CORP MASS COM	300	shares		5,559
	EMC CORP MASS COM	EMC CORP MASS COM	620	shares		11,489
	EMMIS BROADCASTING C	EMMIS BROADCASTING CORP CL A	500	shares		1,925
	ENTERCOM COMMUNICATI	ENTERCOM COMMUNICATIONS CORP CL A	423	shares		5,796
	EXXON MOBIL CORP COM	EXXON MOBIL CORP COM	100	shares		9,369
	EXXON MOBIL CORP COM	EXXON MOBIL CORP COM	120	shares		11,243
	FAIRFAX FINANCIAL HL	FAIRFAX FINANCIAL HLDGS LTD CDN COM	52	shares		14,900
	FEDEX CORP COM	FEDEX CORP COM	50	shares		4,459
	FEDEX CORP COM	FEDEX CORP COM	100	shares		8,917
	FORD MOTOR CO DEL CO	FORD MOTOR CO DEL COM NEW	300	shares		2,019

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			(e) Current value
	FORD MOTOR CO DEL CO	FORD MOTOR CO DEL COM NEW	1,250	shares	$	8,412
	FPL GROUP INC COM	FPL GROUP INC COM	200	shares		13,556
	FREDDIE MAC COM	FREDDIE MAC COM	100	shares		3,407
	FREEPORT MCMORAN COP	FREEPORT MCMORAN COPPER & GLD INC	100	shares		10,244
	FREMONT GEN CORP COM	FREMONT GEN CORP COM	16	shares		56
	GAMESTOP CORP NEW CL	GAMESTOP CORP NEW CL A	257	shares		15,962
	GARMIN LTD ORD	GARMIN LTD ORD	30	shares		2,910
	GASCO ENERGY INC COM	GASCO ENERGY INC COM	3,000	shares		5,970
	GENERAL MOLY INC COM	GENERAL MOLY INC COM	2,000	shares		23,340
	GENTIVA HEALTH SERVI	GENTIVA HEALTH SERVICES INC COM	100	shares		1,904
	GENVEC INC COM	GENVEC INC COM	50,000	shares		73,500
	GENVEC INC COM	GENVEC INC COM	200	shares		294
	GENZYME CORP COM	GENZYME CORP COM	230	shares		17,121
	GEVITY HR INC COM	GEVITY HR INC COM	100	shares		769
	GOLD RESERVE INC COM	GOLD RESERVE INC COM	1,000	shares		5,200
	GOLDMAN SACHS GROUP	GOLDMAN SACHS GROUP INC COM	10	shares		2,151
	GREAT LAKES DREDGE &	GREAT LAKES DREDGE & DOCK CO COM	150	shares		1,308
	GS ENVIROSERVICES IN	GS ENVIROSERVICES INC COM	250	shares		25
	HALLIBURTON COMPANY	HALLIBURTON COMPANY COM	100	shares		3,791
	HALOZYME THERAPEUTIC	HALOZYME THERAPEUTICS INC COM	35,130	shares		249,774
	HALOZYME THERAPEUTIC	HALOZYME THERAPEUTICS INC COM	300	shares		2,133
	HANCOCK FABRICS INC	HANCOCK FABRICS INC DEL COM	17	shares		18
	HANSEN NATURAL CORP	HANSEN NATURAL CORP COM	200	shares		8,858
	HANSEN NATURAL CORP	HANSEN NATURAL CORP COM	20	shares		886
	HARTFORD FINANCIAL S	HARTFORD FINANCIAL SERVICES GRP COM	240	shares		20,926
	HELMERICH & PAYNE IN	HELMERICH & PAYNE INC COM	2,000	shares		80,140
	HERCULES OFFSHORE IN	HERCULES OFFSHORE INC COM	20	shares		476
	HITTITE MICROWAVE CO	HITTITE MICROWAVE CORP COM	9	shares		430
	HOME DEPOT INC COM	HOME DEPOT INC COM	100	shares		2,694
	HOME DEPOT INC COM	HOME DEPOT INC COM	88	shares		2,371
	HOME SOLUTIONS AMERI	HOME SOLUTIONS AMERICA INC COM	10,000	shares		10,000
	HONEYWELL INTL INC C	HONEYWELL INTL INC COM	300	shares		18,471
	I-FLOW CORP COM	I-FLOW CORP COM	2,864	shares		45,194
	IMMUCOR INC COM	IMMUCOR INC COM	90	shares		3,059
	IMMUNICON CORP DEL C	IMMUNICON CORP DEL COM	5,000	shares		4,150
	IMPALA PLATINUM HLDG	IMPALA PLATINUM HLDGS LTD SP ADR	100	shares		3,471
	INFOSPACE INC COM NE	INFOSPACE INC COM NEW	3,000	shares		56,400
	INTEL CORP COM	INTEL CORP COM	50	shares		1,333
	INTEL CORP COM	INTEL CORP COM	1,000	shares		26,660
	INTEL CORP COM	INTEL CORP COM	200	shares		5,332
	INTEL CORP COM	INTEL CORP COM	1,000	shares		26,660
	INTEL CORP COM	INTEL CORP COM	520	shares		13,863
	INTEL CORP COM	INTEL CORP COM	700	shares		18,662
	INTERNATIONAL PAPER	INTERNATIONAL PAPER CO COM	15	shares		486
	INTERWOVEN INC COM	INTERWOVEN INC COM	125	shares		1,778
	INTL BUSINESS MACHIN	INTL BUSINESS MACHINES CORP COM	230	shares		24,863
	INTUIT INC COM	INTUIT INC COM	500	shares		15,805
	IXYS CORP DEL COM	IXYS CORP DEL COM	60	shares		481
	JACK IN THE BOX INC	JACK IN THE BOX INC COM	50	shares		1,289
	JAMBA INC COM	JAMBA INC COM	2,100	shares		7,770
	JAMBA INC WTS EXP	JAMBA INC WTS EXP 6/28/09	1,000	shares		560
	JAMBA INC WTS EXP	JAMBA INC WTS EXP 6/28/09	2,200	shares		1,232
	JDS UNIPHASE CORP CO	JDS UNIPHASE CORP COM	37	shares		492
	JOHNSON & JOHNSON CO	JOHNSON & JOHNSON COM	200	shares		13,340
	JONES SODA CO COM	JONES SODA CO COM	200	shares		1,488
	KROGER CO COM	KROGER CO COM	100	shares		2,671
	KT CORPORATION SPONS	KT CORPORATION SPONS ADR	20	shares		516
	KT CORPORATION SPONS	KT CORPORATION SPONS ADR	1,000	shares		25,800
	KVH INDS INC COM	KVH INDS INC COM	400	shares		3,224
	LDK SOLAR CO LTD ADR	LDK SOLAR CO LTD ADR	100	shares		4,701
	LEVEL 3 COMMUNICATIO	LEVEL 3 COMMUNICATIONS INC COM	1,000	shares		3,040
	LIHIR GOLD LTD SPONS	LIHIR GOLD LTD SPONS ADR	50	shares		1,560
	LINDSAY MFG CO COM	LINDSAY MFG CO COM	1,150	shares		81,294
	LSI CORPORATION COM	LSI CORPORATION COM	10	shares		53
	LSI CORPORATION COM	LSI CORPORATION COM	100	shares		531
	MANNKIND CORP COM	MANNKIND CORP COM	200	shares		1,592
	MARINERS CHOICE INTL	MARINERS CHOICE INTL INC COM	500	shares		48
	MARVEL ENTERTAINMENT	MARVEL ENTERTAINMENT INC COM	295	shares		7,880

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			(e) Current value
	MERCK & CO INC COM	MERCK & CO INC COM	300	shares	$	17,433
	MERIDIAN RESOURCE CO	MERIDIAN RESOURCE CORP COM	5,000	shares		9,050
	MERITAGE HOMES CORP.	MERITAGE HOMES CORP. COMMON STOCK	255	shares		3,715
	MGP INGREDIENTS INC	MGP INGREDIENTS INC COM	33	shares		311
	MICRON TECHNOLOGY IN	MICRON TECHNOLOGY INC COM	300	shares		2,175
	MICRON TECHNOLOGY IN	MICRON TECHNOLOGY INC COM	200	shares		1,450
	MICROSOFT CORP COM	MICROSOFT CORP COM	100	shares		3,560
	MICROSOFT CORP COM	MICROSOFT CORP COM	125	shares		4,450
	MICROSOFT CORP COM	MICROSOFT CORP COM	1,110	shares		39,516
	MINDRAY MEDICAL INTL	MINDRAY MEDICAL INTL LTD ADR	100	shares		4,297
	MORGAN STANLEY DEAN	MORGAN STANLEY DEAN WITTER & CO COM	60	shares		3,187
	NABORS INDUSTRIES LT	NABORS INDUSTRIES LTD COM	250	shares		6,848
	NANOGEN INC COM	NANOGEN INC COM	5,000	shares		1,802
	NATIONAL QUALITY CAR	NATIONAL QUALITY CARE INC COM	10,000	shares		1,000
	NATIONAL QUALITY CAR	NATIONAL QUALITY CARE INC COM	7,500	shares		750
	NAUTILUS INC. COMMON	NAUTILUS INC. COMMON STOCK	200	shares		970
	NEKTAR THERAPEUTICS	NEKTAR THERAPEUTICS COM	13	shares		87
	NETGEAR INC COM	NETGEAR INC COM	292	shares		10,416
	NETWORK APPLIANCE IN	NETWORK APPLIANCE INC COM	105	shares		2,621
	NO AMERN GALVANIZING	NO AMERN GALVANIZING & COATINGS COM	296	shares		1,797
	NOKIA CORP SPONS ADR	NOKIA CORP SPONS ADR	600	shares		23,034
	NORTEL NETWORKS CP C	NORTEL NETWORKS CP COM	5	shares		76
	NORTEL NETWORKS CP C	NORTEL NETWORKS CP COM	180	shares		2,716
	NVIDIA CORP COM	NVIDIA CORP COM	1,000	shares		34,020
	NVIDIA CORP COM	NVIDIA CORP COM	445	shares		15,139
	NYMEX HOLDINGS INC C	NYMEX HOLDINGS INC COM	100	shares		13,361
	OPEN JT STK CO-VIMPE	OPEN JT STK CO-VIMPEL COMM SPNSD ADR	40	shares		1,664
	PALM INC COM	PALM INC COM	8	shares		51
	PANERA BREAD CO CL A	PANERA BREAD CO CL A	100	shares		3,582
	PECO II INC COM	PECO II INC COM	625	shares		500
	PENN WEST ENERGY TRU	PENN WEST ENERGY TRUST COM	270	shares		7,006
	PEPSICO INC COM	PEPSICO INC COM	100	shares		7,590
	PETROBAS ENERGIA PAR	PETROBAS ENERGIA PART S A SPONS ADR	1,500	shares		20,925
	PETROCHINA CO LTD SP	PETROCHINA CO LTD SPONS ADR	10	shares		1,755
	PETROLEO BRASI SA PE	PETROLEO BRASI SA PETROBRAS SPON ADR	360	shares		41,486
	PFIZER INC COM	PFIZER INC COM	100	shares		2,273
	PFIZER INC COM	PFIZER INC COM	3,000	shares		68,190
	PHARMACOPEIA DRUG DI	PHARMACOPEIA DRUG DISCOVERY INC COM	200	shares		954
	PHARMACYCLICS INC CO	PHARMACYCLICS INC COM	12,850	shares		18,633
	PLAYBOY ENTERPRISES	PLAYBOY ENTERPRISES INC CL B	100	shares		912
	PLAYBOY ENTERPRISES	PLAYBOY ENTERPRISES INC CL B	200	shares		1,824
	POINT BLANK SOLUTION	POINT BLANK SOLUTIONS INC COM	19,000	shares		69,350
	POTASH CORP SASK INC	POTASH CORP SASK INC COM	15	shares		2,159
	POWERWAVE TECHNOLOGI	POWERWAVE TECHNOLOGIES INC COM	45	shares		181
	PREFERRED BANK COM	PREFERRED BANK COM	15	shares		390
	PROCTER & GAMBLE CO	PROCTER & GAMBLE CO COM	100	shares		7,342
	PROCTER & GAMBLE CO	PROCTER & GAMBLE CO COM	250	shares		18,355
	PROVIDENT ENERGY TRU	PROVIDENT ENERGY TRUST UNIT	2,000	shares		20,000
	PRUDENTIAL FINANCIAL	PRUDENTIAL FINANCIAL INC COM	130	shares		12,095
	QUALITY SYSTEMS INC	QUALITY SYSTEMS INC COM	200	shares		6,098
	QUEST DIAGNOSTICS IN	QUEST DIAGNOSTICS INC COM	300	shares		15,870
	RAYTHEON CO COM NEW	RAYTHEON CO COM NEW	70	shares		4,249
	REALNETWORKS INC COM	REALNETWORKS INC COM	500	shares		3,045
	RESEARCH IN MOTION L	RESEARCH IN MOTION LTD COM	30	shares		3,402
	RF MICRO DEVICES INC	RF MICRO DEVICES INC COM	500	shares		2,855
	SALEM COMMUNICATIONS	SALEM COMMUNICATIONS CORP CL A COM	1,100	shares		7,249
	SAMARITAN PHARMACEUT	SAMARITAN PHARMACEUTICALS INC COM	1,166	shares		385
	SAN DIEGO TRUST BANK	SAN DIEGO TRUST BANK COM	200	shares		5,600
	SCHERING PLOUGH CORP	SCHERING PLOUGH CORP COM	1,000	shares		26,640
	SCHLUMBERGER LTD N A	SCHLUMBERGER LTD N A ADR	50	shares		4,919
	SEARS HOLDINGS CORP	SEARS HOLDINGS CORP COM	200	shares		20,410
	SEARS HOLDINGS CORP	SEARS HOLDINGS CORP COM	80	shares		8,164
	SEMPRA ENERGY COM	SEMPRA ENERGY COM	320	shares		19,802
	SIRIUS SAT RADIO INC	SIRIUS SAT RADIO INC COM	5,000	shares		15,150
	SIRIUS SAT RADIO INC	SIRIUS SAT RADIO INC COM	10,000	shares		30,300
	SIRIUS SAT RADIO INC	SIRIUS SAT RADIO INC COM	500	shares		1,515
	SKYEPHARMA PLC SPONS	SKYEPHARMA PLC SPONS ADR COM	500	shares		1,200
	SONIC AUTOMOTIVE INC	SONIC AUTOMOTIVE INC CL A	14	shares		271

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	SONY CORP SPONS ADR	SONY CORP SPONS ADR	165	shares	$ 8,960
	SONY CORP SPONS ADR	SONY CORP SPONS ADR	300	shares	16,290
	STAPLES INC COM	STAPLES INC COM	510	shares	11,766
	STARBUCKS CORP COM	STARBUCKS CORP COM	85	shares	1,740
	STARBUCKS CORP COM	STARBUCKS CORP COM	200	shares	4,094
	STARBUCKS CORP COM	STARBUCKS CORP COM	200	shares	4,094
	STARBUCKS CORP COM	STARBUCKS CORP COM	200	shares	4,094
	STARPHARMA HLDGS LTD	STARPHARMA HLDGS LTD SP ADR	1,000	shares	3,468
	STATE STREET CORP CO	STATE STREET CORP COM	320	shares	25,984
	STEEL DYNAMICS INC C	STEEL DYNAMICS INC COM	80	shares	4,766
	SUN MICROSYSTEMS INC	SUN MICROSYSTEMS INC COM	25	shares	453
	SUN MICROSYSTEMS INC	SUN MICROSYSTEMS INC COM	25	shares	453
	SUN MICROSYSTEMS INC	SUN MICROSYSTEMS INC COM	500	shares	9,065
	SUN MICROSYSTEMS INC	SUN MICROSYSTEMS INC COM	200	shares	3,626
	SUNTECH PWR HLDGS CO	SUNTECH PWR HLDGS CO LTD ADR	3	shares	247
	TAIWAN SEMICONDUCTOR	TAIWAN SEMICONDUCTOR MFG CO LTD ADR	40	shares	398
	TARGET CORP COM	TARGET CORP COM	200	shares	10,000
	TARGET CORP COM	TARGET CORP COM	50	shares	2,500
	TELEFONOS DE MEXICO	TELEFONOS DE MEXICO S A SPONS ADR	560	shares	20,630
	TENET HEALTHCARE COR	TENET HEALTHCARE CORP COM	10,000	shares	50,800
	TESSERA TECHNOLOGIES	TESSERA TECHNOLOGIES INC COM	1,000	shares	41,600
	TEXAS INSTRUMENTS IN	TEXAS INSTRUMENTS INC COM	100	shares	3,340
	THE TRAVELERS COMPAN	THE TRAVELERS COMPANIES INC COM	370	shares	19,906
	TIDEWATER INC COM	TIDEWATER INC COM	10	shares	549
	TIME WARNER INC COM	TIME WARNER INC COM	970	shares	16,015
	TOYOTA MOTOR CORP SP	TOYOTA MOTOR CORP SPONS ADR	50	shares	5,309
	TRANSOCEAN INC COM	TRANSOCEAN INC COM	139	shares	19,898
	TYCO ELECTRONICS LTD	TYCO ELECTRONICS LTD COM	25	shares	928
	TYCO INTERNATIONAL L	TYCO INTERNATIONAL LTD	25	shares	991
	UNDER ARMOUR INC CL	UNDER ARMOUR INC CL A	115	shares	5,022
	UNION PACIFIC CORP C	UNION PACIFIC CORP COM	170	shares	21,355
	UNITEDHEALTH GROUP I	UNITEDHEALTH GROUP INC COM	500	shares	29,100
	UNITEDHEALTH GROUP I	UNITEDHEALTH GROUP INC COM	200	shares	11,640
	US GLOBAL INVESTORS	US GLOBAL INVESTORS INC CL A	200	shares	3,332
	US GLOBAL NANOSPACE	US GLOBAL NANOSPACE INC COM	2,000	shares	6
	VARIAN SEMICONDUCTOR	VARIAN SEMICONDUCTOR EQUIP ASSOC COM	100	shares	3,700
	VESTA INSURANCE GROU	VESTA INSURANCE GROUP INC COM	110	shares	—
	VMWARE INC CL A COM	VMWARE INC CL A COM	100	shares	8,499
	VODAFONE GROUP PLC S	VODAFONE GROUP PLC SPONS ADR	290	shares	10,823
	WAL-MART STORES INC	WAL-MART STORES INC COM	100	shares	4,753
	WAL-MART STORES INC	WAL-MART STORES INC COM	200	shares	9,506
	WAL-MART STORES INC	WAL-MART STORES INC COM	550	shares	26,142
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	5,500	shares	177,540
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	247	shares	7,973
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	75	shares	2,421
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	400	shares	12,912
	WASTE MGMT INC DEL C	WASTE MGMT INC DEL COM	370	shares	12,088
	WATTS INDS INC COM	WATTS INDS INC COM	100	shares	2,980
	WHIRLPOOL CORP COM	WHIRLPOOL CORP COM	47	shares	3,837
	WIND RIVER SYSTEMS I	WIND RIVER SYSTEMS INC COM	300	shares	2,679
	WISDOMTREE INVESTMEN	WISDOMTREE INVESTMENTS INC COM	100	shares	277
	WRIGLEY WM JR CO CL	WRIGLEY WM JR CO CL B COM	18	shares	1,062
	WYNDHAM WORLDWIDE CO	WYNDHAM WORLDWIDE CORP COM	112	shares	2,646
	XL CAPITAL LTD CL A	XL CAPITAL LTD CL A	5	shares	252
	YAHOO! INC COM	YAHOO! INC COM	1,000	shares	23,260
	YAHOO! INC COM	YAHOO! INC COM	100	shares	2,326
	YAHOO! INC COM	YAHOO! INC COM	200	shares	4,652
	YAHOO! INC COM	YAHOO! INC COM	268	shares	6,234
	YUM! BRANDS INC COM	YUM! BRANDS INC COM	400	shares	15,308
	ZIMMER HOLDINGS INC	ZIMMER HOLDINGS INC COM	200	shares	13,230
	CALL ON C 1/19/08 @	CALL ON C 1/19/08 @ 30.00	(100)	shares	(91)
	CALL ON FRE 1/19/08	CALL ON FRE 1/19/08 @ 30.00	(100)	shares	(459)
	CALL ON GQA 1/19/08	CALL ON GQA 1/19/08 @ 30.00	(500)	shares	(1,000)
	CALL ON HAL 1/19/08	CALL ON HAL 1/19/08 @ 37.50	(100)	shares	(130)
	CALL ON SVI 4/19/08	CALL ON SVI 4/19/08 @ 2.50	(600)	shares	(750)
	CALL ON SVI 4/19/08	CALL ON SVI 4/19/08 @ 5.00	(500)	shares	(78)
	CALL ON XOW 1/17/09	CALL ON XOW 1/17/09 @ 88.00	(100)	shares	(330)

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	JAMBA INC CALL @ 2.5	JAMBA INC CALL @ 2.50 1/16/10	400	shares	$ 963
	Total common stocks				62,493,614
	Common/collective funds:				
	MORLEY FIN STBL VLU-	MORLEY FIN STBL VLU-50 BP FEE 25/25	14,784	shares	309,493
	Total common/collective funds				309,493
	Mutual funds:				
	AIM INTERMEDIATE GOV	AIM INTERMEDIATE GOVERMENT A # 1560	2,657,616	shares	22,828,923
	ALLIANCEBERNSTEIN IN	ALLIANCEBERNSTEIN INCOME FUNE	6,600	shares	53,130
	ALLIANZ NFJ DVD VALU	ALLIANZ NFJ DVD VALUE FD CL A	329	shares	5,435
	ALLIANZ RCM GLOBAL H	ALLIANZ RCM GLOBAL HLTHCARE FD CL /	118	shares	2,904
	ALPINE INTL RL ESTAT	ALPINE INTL RL ESTATE EQUITY FD CL Y	1,549	shares	60,704
	AMER CENT GLOBAL GOL	AMER CENT GLOBAL GOLD FUND-INV# 98C	494	shares	11,043
	AMERICAN BALANCED FU	AMERICAN BALANCED FUND CL R-4	91,573	shares	1,765,521
	AMERICAN CAPITAL WOR	AMERICAN CAPITAL WORLD BOND FD #31	619	shares	12,229
	AMERICAN EUROPACIFIC	AMERICAN EUROPACIFIC GROWTH -R4	473,812	shares	23,766,412
	AMERICAN/INVEST CO O	AMERICAN/INVEST CO OF AMERICA B 204	2,134	shares	70,006
	ARBITRAGE FUND (THE)	ARBITRAGE FUND (THE)	462	shares	5,742
	CALAMOS GROWTH & INC	CALAMOS GROWTH & INCOME FD CL A	270	shares	8,507
	CALAMOS GROWTH FD CL	CALAMOS GROWTH FD CL A# 606	307,729	shares	18,048,290
	CAPITAL WORLD GWTH &	CAPITAL WORLD GWTH & INC FD-A 3:	275	shares	12,281
*	CNI CHARTER AHA DIVE	CNI CHARTER AHA DIVERS EQUITY CL A	15,415	shares	235,075
*	CNI CHARTER AHA FULL	CNI CHARTER AHA FULL MAT FXD INCM-A	5,958	shares	61,244
*	CNI CHARTER AHA LTD	CNI CHARTER AHA LTD MAT F/I FD CL A	7,212	shares	77,235
*	CNI CHARTER AHA SOC	CNI CHARTER AHA SOC RESPONS EQ-A	12,993	shares	141,621
*	CNI CHARTER CORP BON	CNI CHARTER CORP BOND FD-INSTL #255	15,325	shares	157,234
*	CNI CHARTER CORP BON	CNI CHARTER CORP BOND FD-INSTL #255	6,825	shares	70,025
*	CNI CHARTER CORP BON	CNI CHARTER CORP BOND FD-INSTL #255	71,090	shares	729,382
*	CNI CHARTER GOVT BD	CNI CHARTER GOVT BD FD-INSTL CL #256	24,076	shares	250,873
*	CNI CHARTER GOVT BD	CNI CHARTER GOVT BD FD-INSTL CL #256	8,641	shares	90,039
*	CNI CHARTER GOVT BD	CNI CHARTER GOVT BD FD-INSTL CL #256	75,899	shares	790,872
*	CNI CHARTER HIGH YLD	CNI CHARTER HIGH YLD BD FD-INSTL#251	173,178	shares	1,490,967
*	CNI CHARTER LG CAP V	CNI CHARTER LG CAP VAL EQTY-INST#25:	2,010,033	shares	20,381,736
*	CNI CHARTER LGE CAP	CNI CHARTER LGE CAP GWTH – INSTL #254	259,013	shares	2,292,268
*	CNI CHARTER M/ASSET	CNI CHARTER M/ASSET INST SHR #259	1,800	shares	19,458
*	CNI CHARTER MULTI AS	CNI CHARTER MULTI ASSET CLASS A#258	7,594	shares	82,089
*	CNI CHARTER RCB SMAL	CNI CHARTER RCB SMALL CAP VLU-INSTL	117,916	shares	2,659,015
	COLUMBIA ACORN FUND	COLUMBIA ACORN FUND CL Z #492	502,490	shares	14,878,728
	COLUMBIA TECHNOLOGY	COLUMBIA TECHNOLOGY FD CL Z	1,162	shares	13,948
	COLUMBIA TECHNOLOGY	COLUMBIA TECHNOLOGY FD CL Z	539	shares	6,468
	DIAMOND HILL FOCUS L	DIAMOND HILL FOCUS L/S FD CL A	662	shares	12,166
	DIAMOND HILL LARGE C	DIAMOND HILL LARGE CAP FD CL A	733	shares	11,909
	DODGE & COX BALANCED	DODGE & COX BALANCED FD #146	864	shares	69,995
	DODGE & COX INTL STO	DODGE & COX INTL STOCK FD 1048	361	shares	16,600
	DODGE & COX INTL STO	DODGE & COX INTL STOCK FD 1048	314	shares	14,427
	DODGE & COX STOCK FU	DODGE & COX STOCK FUND #145	419	shares	57,885
	DREYFUS MIDCAP INDEX	DREYFUS MIDCAP INDEX FUND# 113	40,017	shares	1,134,477
	DREYFUS PREM EMERG M	DREYFUS PREM EMERG MKTS FD CL A #327	1,194	shares	23,749
	DREYFUS PREMIER CORE	DREYFUS PREMIER CORE BOND FD A #031	992,812	shares	13,958,930
	DREYFUS S & P 500 IN	DREYFUS S & P 500 INDEX FD #078	572,266	shares	23,657,486
	DREYFUS SMALL CAP ST	DREYFUS SMALL CAP STOCK INDEX FD #77	225,571	shares	4,804,665
	FAIRHOLME FUND	FAIRHOLME FUND	315	shares	10,022
	FAIRHOLME FUND	FAIRHOLME FUND	386	shares	12,298
	FBR SMALL CAP FD CL	FBR SMALL CAP FD CL A # 4	107	shares	5,821
	FIDELITY ADV HIGH IN	FIDELITY ADV HIGH INC ADVA FD T #165	1,204,209	shares	12,186,597
	FIDELITY ADVISOR TEC	FIDELITY ADVISOR TECHNOLOGY FD T19:	373,094	shares	7,726,772
	FIDELITY CONTRAFUND	FIDELITY CONTRAFUND #22	234	shares	17,078
	FIDELITY CONTRAFUND	FIDELITY CONTRAFUND #22	126	shares	9,232
	FIDELITY EMERGING MA	FIDELITY EMERGING MARKETS FD #32:	427	shares	14,450
	FIDELITY EMERGING MA	FIDELITY EMERGING MARKETS FD #32:	281	shares	9,499
	FIDELITY INTL DISCOV	FIDELITY INTL DISCOVERY FE	27	shares	1,180
	FIDELITY INTL SMALL	FIDELITY INTL SMALL CAP OPPY FE	504	shares	7,265
	FIDELITY LEVERAGED C	FIDELITY LEVERAGED CO STOCK FE	301	shares	9,718
	FIDELITY LEVERAGED C	FIDELITY LEVERAGED CO STOCK FE	187	shares	6,043
	FIDELITY LEVERAGED C	FIDELITY LEVERAGED CO STOCK FE	52	shares	1,671
	FIDELITY SEL SOFTWAR	FIDELITY SEL SOFTWARE & COMPUTERS 28	64	shares	5,223
	FIDELITY SPARTAN INT	FIDELITY SPARTAN INTL INDEX FD399	99	shares	4,680
	FIRST EAGLE GLOBAL I	FIRST EAGLE GLOBAL FD CL A # 801	1,534	shares	68,876

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			(e) Current value
	FIRST EAGLE GLOBAL F	FIRST EAGLE GLOBAL FD CL A # 801	443	shares	$	19,891
	FIRST EAGLE GLOBAL F	FIRST EAGLE GLOBAL FD CL A # 801	151	shares		6,760
	FRANKLIN TEMPLETON G	FRANKLIN TEMPLETON GLOBAL BOND-A 40(	597,310	shares		6,821,277
	GOLDMAN SACHS MID CA	GOLDMAN SACHS MID CAP VALUE FD-A 078	54,771	shares		1,936,144
	HARBOR BOND FUND – IN	HARBOR BOND FUND – INSTL #14	732	shares		8,718
	HARBOR REAL RETURN F	HARBOR REAL RETURN FD CL I # 25	1,601	shares		16,326
	HARDING LOEVNER EMER	HARDING LOEVNER EMERGING MKTS FC	739	shares		42,452
	IPATH DJ-AIG COM IND	IPATH DJ-AIG COM IND TOT RET ETF	1,627	shares		91,491
	ISHARES DJ SELECT DI	ISHARES DJ SELECT DIVID INDEX FD SBI	408	shares		26,326
	ISHARES FTSE/XINHUA	ISHARES FTSE/XINHUA CHINA 25 IDX SBI	250	shares		42,613
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	1,100	shares		86,350
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	200	shares		15,700
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	7,500	shares		588,750
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	3,520	shares		276,320
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	2,354	shares		184,789
	ISHARES S & P SMALL	ISHARES S & P SMALL CAP 600 INDEX	1,350	shares		87,777
	ISHARES S&P 500 GROW	ISHARES S&P 500 GROWTH INDEX FD SBI	2,929	shares		204,532
	JAMES SMALL CAP FD C	JAMES SMALL CAP FD CL A # 30	626,378	shares		13,686,354
	KEELEY SMALL CAP VAL	KEELEY SMALL CAP VALUE FD #245	4	shares		117
	KEELEY SMALL CAP VAL	KEELEY SMALL CAP VALUE FD-A	175	shares		4,768
	LAZARD EMERGING MARK	LAZARD EMERGING MARKETS-OPEN # 652	928	shares		22,430
	LEGG MASON PTRS CAPI	LEGG MASON PTRS CAPITAL FD CL C	3,767	shares		85,026
	LOOMIS SAYLES BOND F	LOOMIS SAYLES BOND FUND RETAIL-1164	791	shares		11,495
	LOOMIS SAYLES BOND F	LOOMIS SAYLES BOND FUND RETAIL-1164	179	shares		2,602
	MANNING & NAPIER PRO	MANNING & NAPIER PRO BLD MAX TM CL A	886	shares		14,838
	MARSICO 21ST CENTURY	MARSICO 21ST CENTURY FUND # 042	863	shares		15,053
	MATTHEWS CHINA FUND	MATTHEWS CHINA FUND # 804	1,095	shares		43,489
	MATTHEWS PACIFIC TIC	MATTHEWS PACIFIC TIGER FD # 802	705	shares		19,640
	MERIDIAN GROWTH FUND	MERIDIAN GROWTH FUND# 075	359	shares		13,522
	MERIDIAN VALUE FUND	MERIDIAN VALUE FUND # 076	1,681	shares		53,671
	METRO WEST STRATEGIC	METRO WEST STRATEGIC INCM-M # 31€	991	shares		9,932
	OAKMARK EQUITY & INC	OAKMARK EQUITY & INCOME FD #810	2,680	shares		72,031
	OAKMARK GLOBAL FUNC	OAKMARK GLOBAL FUND CL I #1674	1,069	shares		25,750
	PERRITT EMERG OPPORT	PERRITT EMERG OPPORTUNITIESFD	153	shares		2,022
	PERRITT EMERG OPPORT	PERRITT EMERG OPPORTUNITIESFD	419	shares		5,525
	PERRITT EMERG OPPORT	PERRITT EMERG OPPORTUNITIESFD	185	shares		2,441
	PIMCO COMMOD REALRET	PIMCO COMMOD REALRETURN STRATG-D 377	567	shares		9,144
	PIMCO FOREIGN BOND F	PIMCO FOREIGN BOND FUND CL D # 307	1,108	shares		11,323
	PIMCO REAL RETURN FD	PIMCO REAL RETURN FD CL A 010	103	shares		1,127
	POLARIS GLOBAL VALUE	POLARIS GLOBAL VALUE FUNC	152	shares		2,656
	POWERSHARES QQQ TR I	POWERSHARES QQQ TR I	175	shares		8,963
	ROYCE VALUE PLUS FUN	ROYCE VALUE PLUS FUND SV CL# 292	1,263,590	shares		17,450,171
	RYDEX S&P EQUAL WEIG	RYDEX S&P EQUAL WEIGHTED INDEX SBI	2,000	shares		94,360
	S & P 400 MID-CAP DE	S & P 400 MID-CAP DEP RCPT (SPDR)	600	shares		93,060
	S & P 500 DEP RCPT (	S & P 500 DEP RCPT (SPDR)	100	shares		14,621
	S & P 500 DEP RCPT (	S & P 500 DEP RCPT (SPDR)	906	shares		132,466
	SHORT QQQ PROSHARES	SHORT QQQ PROSHARES ETF	200	shares		10,642
	STREETTRACKS GOLD TR	STREETTRACKS GOLD TR SBI	996	shares		82,130
	T ROWE PRICE BLUE CH	T ROWE PRICE BLUE CHIP GROWTH FD #93	1,580	shares		63,545
	T ROWE PRICE CAP APP	T ROWE PRICE CAP APPRECIATION FD #72	136	shares		2,713
	T ROWE PRICE EQUITY	T ROWE PRICE EQUITY INCOME FD #71	2,666	shares		74,905
	T ROWE PRICE INTL BD	T ROWE PRICE INTL BD FUND # 76	1,142	shares		11,519
	T ROWE PRICE INTL BD	T ROWE PRICE INTL BD FUND # 76	10,937	shares		110,354
	T ROWE PRICE INTL DI	T ROWE PRICE INTL DISCOVERY FUND #38	81	shares		3,942
	TEMPLETON DEV MKTS A	TEMPLETON DEV MKTS A #711	487,460	shares		14,867,526
	TEMPLETON RUSSIA & E	TEMPLETON RUSSIA & EAST EURO FD SBI	39	shares		2,936
	TOCQUEVILLE GOLD FUN	TOCQUEVILLE GOLD FUND	526	shares		25,679
	TWEEDY BROWNE GLOBAL	TWEEDY BROWNE GLOBAL VALUE FD# 001	499	shares		14,931
	ULTRA SHORT OIL & GA	ULTRA SHORT OIL & GAS PROSHARES ETF	100	shares		3,598
	UMB SCOUT INTERNATIO	UMB SCOUT INTERNATIONAL FUND	358	shares		13,372
	USGI EASTERN EUROPEA	USGI EASTERN EUROPEAN-864	484	shares		24,112
	VANGUARD DEVE FGN MK	VANGUARD DEVE FGN MKTS STK INDEX FD	1,096	shares		14,875
	VANGUARD EQUITY INCO	VANGUARD EQUITY INCOME FD #065	1,295	shares		31,633
	VANGUARD TOTAL INTL	VANGUARD TOTAL INTL STK INDX #113	54	shares		1,065
	VANGUARD TOTAL STK M	VANGUARD TOTAL STK MKT INDEX #085	72	shares		2,528
	VANGUARD WINDSOR II	VANGUARD WINDSOR II FUND #073	308	shares		9,616
	WESTERN ASSET/CLAYMO	WESTERN ASSET/CLAYMORE INFLATION	3,400	shares		39,882
	Total mutual funds					232,714,434

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
*	Participant loans:				
		Participant loans (various maturity dates ranging from January 2008 to August 2022 and interest rates ranging from 5% to 10%)	N/A	$	7,915,200
	Adjustment to fair value from contract value for fully benefit-responsive investment contracts				(2,414)
	Total investments			$	327,858,731

* Denotes party-in-interest asset

See accompanying report of independent registered public accounting firm.

Schedule 2

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN
EIN: 95-2568550
Plan Number: 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2006

(a) Identity of party involved	(b) Relationship to plan, employer, or other party in interest	(c) Description of transaction, including rate of interest		(d) Amount on line 4a	(e) Lost interest
Reed, Conner & Birdwell LLC	Participating employer	Employee deferrals not deposited in a timely manner. Interest rate of 28.29%.	$	10,514	587
City National Bank	Participating employer	Employee deferrals not deposited in a timely manner. Interest rate of 28.29%.		48	1
			$	10,562	588

It was noted that there were unintentional delays by the Participating employer in submitting 2006 employee deferrals in the amount of $10,562 to the trustee. In June 2007 and September 2006, the Company reimbursed the Plan for lost interest in the amount of $587 and $1 respectively.

See accompanying report of independent registered public accounting firm.

END